SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)

Determine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

250660107
(CUSIP Number)
Neil S. Subin, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250660107	13D/A7	Page 2 of 8

1	NAME OF REPORTING PERSON
Neil S. Subin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☒
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,328,791
	8	SHARED VOTING POWER
241,461
	9	SOLE DISPOSITIVE POWER
10,328,791
	10	SHARED DISPOSITIVE POWER
241,461

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,570,252*

* The shares reported herein consist of (i) 8,211,325 shares of common stock, (ii) Series A Warrants to purchase 113,595 shares of common stock at an exercise price of $7.75 per share, (iii) Warrants to purchase 159,884 shares of common stock at an exercise price of $7.00 per share, (iv) Warrants to purchase 137,225 shares of common stock at an exercise price of $7.00 per share, (v) Warrants to purchase 319,148 shares of common stock at an exercise price of $6.00 per share, (vi) $2,618,031.73 of Junior Secured Convertible Promissory Notes convertible into 459,289 shares of common stock at a conversion price of $5.70, (vii) $2,244,446.68 of Junior Secured Convertible Promissory Notes convertible into 748,128 shares of common stock at a conversion price of $3.00, and (viii) $1,264,987.90 of Junior Secured Convertible Notes convertible into 421,658 shares of common stock at a conversion price of $3.00.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.6%[1]

14	TYPE OF REPORTING PERSON*
OO

1 The percentages reported in this Schedule 13D/A are based upon 22,665,669 outstanding shares of common stock (as described in Item 5 hereto).

SCHEDULE 13D/A7

This constitutes Amendment No. 7 (this “Amendment”) to the statement on Schedule 13D filed on behalf of Neil S. Subin (“Mr. Subin” or “Reporting Person”), dated and filed January 23, 2018 (as amended, the “Statement”), relating to the common stock, $0.0001 par value per share (the “Common Stock” or “Shares”), of Determine, Inc. (the “Company”). The Company’s principal executive office is located at 615 West Carmel Drive, Suite 100, Carmel, IN 46032. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Explanatory Note:

This Schedule 13D is filed by Mr. Subin, with respect to Shares held by certain entities owned by or for the benefit of the family of the late Mr. Lloyd I. Miller, III (the “Miller Entities”) and does not include certain Shares reported separately by Alimco Financial Corporation (“Alimco”). Alimco has filed a Schedule 13D with respect to Shares held by Alimco. Certain of the Miller Entities hold approximately 85% of the outstanding shares of common stock of Alimco. Mr. Subin and Alimco respectively disclaim (i) the existence of, and membership in, a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934, and (ii) beneficial ownership of the securities reported by the other reporting person.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Subin (i) has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III (the “Miller Entities”), and (ii) serves as trustee of a number of Miller Family trusts, including, among others, (a) LIM III - Trust A-4 (“LIM III- Trust A-4”), (b) MBM - Trust A-4 (“MBM - Trust A-4”), (c) Milfam I L.P. (“Milfam I”), (d) Milfam II L.P. (“Milfam II”), (e) Trust C (“Trust C”), (f) Trust D (“Trust D”), (g) Lloyd I. Miller, III Revocable Trust (“LIM Revocable Trust”), and (h) the Trust Account (the “Trust Account”).

All of the Shares purchased by LIM III - Trust A-4 were purchased with funds generated and held by LIM III - Trust A-4. The aggregate purchase price for the Shares purchased by LIM III - Trust A-4 was approximately $2,601,115.00. All of the Shares purchased by MBM - Trust A-4 were purchased with funds generated and held by MBM - Trust A-4. The aggregate purchase price for the Shares purchased by MBM - Trust A-4 was approximately $2,601,092.00. All of the Shares Mr. Subin is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was approximately $840,150.00. All of the Shares Mr. Subin is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $10,012,713.00. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was approximately $1,914,250.00. All of the Shares purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares purchased by Trust D was approximately $8,334.00. All of the Shares purchased by LIM Revocable Trust were purchased with funds generated and held by the LIM Revocable Trust. The aggregate purchase price for the Shares purchased by the LIM Revocable Trust was approximately $2,311,245.00. All of the Shares held by the Trust Account were purchased with funds generated and held by the Trust Account. The aggregate purchase price for the Shares purchased by the Trust Account was approximately $749,998.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments, if applicable.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding at the end thereof the following:

The purpose of this Amendment is to report certain matters related to an announcement by the Company. As described in the Form 8-K filed by the Company on February 11, 2019 (the “Form 8-K”), following the filing of the Statement, on February 10, 2019, the Company, Corcentric, Inc., a Delaware corporation (“Parent”) and Corcentric Acquisition, LLC, a Delaware corporation (“Buyer”), entered into an Asset Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell substantially all of its assets to Buyer and Buyer agreed to acquire such assets and assume certain liabilities of the Company as specified in the Purchase Agreement (the “Asset Sale”). As consideration for the Asset Sale, Buyer agreed to pay to the Company a cash purchase price of $32,000,000 (the “Purchase Price”), subject to certain adjustments and escrow arrangements specified in the Purchase Agreement. Prior to the entry by the Company into the Purchase Agreement, Milfam II exercised a warrant entitling Milfam II to receive 5,250,000 Shares (the “Warrant”).

As further described in the Form 8-K, in connection with the Asset Sale, certain holders of approximately 53% of the outstanding Shares, including Mr. Subin and including Alimco entered into Support Agreements (“Support Agreements”) with Parent whereby such stockholders agreed, among other things, to vote the shares of common stock owned and/or controlled by such stockholder in favor of approval of the adoption of the Purchase Agreement, as well as such other matters set forth in the Support Agreements. Each Support Agreement terminates upon the earliest of (i) the Closing, (ii) the date on which the Board of Directors of the Company (the “Board”) changes its recommendation, in accordance with the Purchase Agreement, that the Company’s stockholders adopt the Purchase Agreement, (iii) the date that without stockholder written consent, any amendment is made to the Purchase Agreement that (A) reduces the Purchase Price, (B) changes the form of the Purchase Price, (C) materially changes the definition of Excluded Liabilities (as defined in the Purchase Agreement) or (D) materially changes the indemnification obligations of the Company set forth in the Purchase Agreement, and (iv) the date the Purchase Agreement is terminated. The Company has made a representation and warranty that the Support Agreements satisfy all requirements for consents, votes or approvals by the Company stockholders necessary to consummate the Asset Sale.

The foregoing descriptions of the Asset Sale, the Purchase Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the Form 8-K and the Purchase Agreement and form of Support Agreement, which are filed as Exhibits 2.1 and 10.2, respectively, to the Form 8-K filed, which is incorporated by reference herein.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investments in the Issuer on a continuing basis and engage in discussions with management and the Board concerning the business, operations, strategy and future plans of the Issuer, and otherwise with the objective of enhancing shareholder value. The Reporting Person may in the future take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, assets or operations of the Issuer, acquiring additional Shares or other securities, disposing of some or all of his Shares or other securities, engaging in short selling of or any hedging or similar transaction with respect to the Shares or other securities or changing his intention with respect to any and all matters referred to in Item 4.

The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or his business or securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Person may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)       Mr. Subin may be deemed to beneficially own 10,570,252 Shares, which is equal to approximately 46.6% of the 22,665,669 outstanding Shares. As of the date hereof, (a) 629,948 of such beneficially owned Shares are owned of record by LIM III - Trust A-4 (including Shares underlying (i) a Series A Warrant to purchase 20,447 Shares, (ii) a warrant to purchase 28,779 Shares, (iii) a warrant to purchase 24,700 Shares, (iv) a Junior Secured Convertible Note in the amount of $436,338.15 convertible into 76,547 Shares, and (v) a Junior Secured Convertible Note in the amount of $374,074.45 convertible into 124,686 Shares), (b) 629,946 of such beneficially owned Shares are owned of record by MBM - Trust A-4 (including Shares underlying (i) a Series A Warrant to purchase 20,447 Shares, (ii) a warrant to purchase 28,779 Shares, (iii) a warrant to purchase 24,701 Shares, (iv) a Junior Secured Convertible Note in the amount of $436,338.15 convertible into 76,547 Shares, and (v) a Junior Secured Convertible Note in the amount of $374,074.45 convertible into 124,686 Shares), (c) 422,446 of such beneficially owned Shares are owned of record by Trust C (including Shares underlying (i) a Series A Warrant to purchase 11,359 Shares, (ii) a warrant to purchase 15,988 Shares, (iii) a warrant to purchase 13,722 Shares, and (iv) a warrant to purchase 79,787 Shares), (d) 2,100 of such beneficially owned Shares are owned of record by Trust D, (e) 291,138 of such beneficially owned Shares are owned of record by Milfam I (includes Shares underlying a warrant to purchase 79,787 Shares), (f) 239,361 of such beneficially owned Shares are owned of record by the Trust Account (including Shares underlying a warrant to purchase 79,787 Shares), (g) 7,702,018 of such beneficially owned Shares are owned of record by Milfam II (including Shares underlying (i) a Series A Warrant to purchase 61,342 Shares, (ii) a warrant to purchase 86,338 Shares, (iii) a warrant to purchase 74,102 Shares, (iv) a warrant to purchase 79,787 Shares, (v) a Junior Secured Convertible Note in the amount of $872,679.06 convertible into 153,098 Shares, (vi) a Junior Secured Convertible Note in the amount of $748,148.89 convertible into 249,378 Shares, and (vii) a Junior Secured Convertible Note in the amount of $1,264,987.90 convertible into 421,658 Shares), and (h) 653,295 of such beneficially owned Shares are owned by LIM Revocable Trust (including Shares underlying (i) a Junior Secured Convertible Note in the amount of $872,676.37 convertible into 153,097 Shares, and (ii) a Junior Secured Convertible Note in the amount of $748,148.89 convertible into 249,378 Shares).

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 22,665,669 outstanding Shares referenced above is the total of the following amounts: (i) 15,056,742 outstanding Shares as reported in the Company’s 10-Q filed on November 14, 2018, (ii) a Series A warrant to purchase 113,595 Shares at an exercise price of $7.75 per share, (iii) a warrant to purchase 159,884 Shares at an exercise price of $7.00 per share, (iv) a warrant to purchase 137,225 Shares at an exercise price of $7.00 per share, (v) a warrant to purchase 319,148 Shares at an exercise price of $6.00 per share, (vi) $2,618,031.73 of Junior Secured Convertible Notes convertible into 459,289 Shares, (vii) $2,244,446.68 of Junior Secured Convertible Notes convertible into 748,128 Shares, (viii) $1,264,987.90 of Junior Secured Convertible Notes convertible into 421,658 Shares, and (ix) 5,250,000 Shares issued to Miilfam II upon exercise of the Warrant.

As reported by Alimco in a separate filing, Alimco may be deemed to beneficially own approximately 6,141,067 Shares, which is equal to approximately 29.2% of the 21,019,352 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 21,019,352 outstanding Shares referenced above is the total of the following amounts: (i) 15,056,742 outstanding Shares as reported in the Company’s 10-Q filed on November 14, 2018, (ii) $872,840.37 of Junior Secured Convertible Notes convertible into 290,947 Shares, (iii) $1,264,987.89 of Junior Secured Convertible Notes convertible into 421,663 Shares, and (iv) 5,250,000 Shares issued to Alimco upon exercise of the Warrant. An officer and director of Alimco also has beneficial ownership of Shares of the Company, as described in the report filed separately by Alimco. The Shares reported by Mr. Subin in this Filing do not include Shares reported separately by Alimco.

As reported by Alimco in a separate filing, Mr. Subin serves as a member of the Board of Alimco. Certain of the Miller Entities hold approximately 85% of the outstanding shares of common stock of Alimco. Alimco has separately reported beneficial ownership of certain securities of the Issuer held by Alimco, constituting in the aggregate approximately 29.2% of the outstanding Shares of the Issuer as described in such report. Each of Mr. Subin, the Miller Entities and Alimco disclaims beneficial ownership of the Shares and other securities covered by this Amendment or securities convertible into or exercisable for Common Stock, other than any Shares or other securities reported herein as being directly owned by him or it, as the case may be. Mr. Subin and Alimco may be deemed to constitute a “group” for purposes of Section 13(d) the Exchange Act. Each of Mr. Subin and Alimco disclaims the existence of, and membership in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder.

(b) Mr. Subin may be deemed to have sole voting and dispositive power for all Shares held by LIM III - Trust A-4, MBM - Trust A-4, Trust C, Milfam I, Milfam II, and LIM Revocable Trust.  Mr. Subin may be deemed to have shared voting and dispositive power for all Shares held by Trust D and the Trust Account.

(c) The following table details the transactions effected by the Reporting Person since the filing of Amendment No. 6:

	Milfam II
Date of Transaction	Number of Shares Acquired	Price Per Share
February 10, 2018	5,250,000	$0.01*

*Warrant was exercised for shares of common stock at an exercise price of $0.01 per share.

The following table details the transactions by Alimco, since the filing of the Statement, which are excluded from the Shares reported in this Amendment.

Date of Transaction	Number of Shares Acquired	Price Per Share
February 10, 2018	5,250,000	$0.01*

*Warrant was exercised for shares of common stock at an exercise price of $0.01 per share.

(d) No Persons other than the Reporting Person have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by adding at the end thereof the following:

99.8       Support Agreement, dated February 10, 2019 (Filed as Exhibit 10.2 to Form 8-K by the Company with the Securities and Exchange Commission on February 11, 2019).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

By: /s/Neil S. Subin

Neil S. Subin

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